April 22, 2025

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tyler Howes
Jason Drory

Re:	BriaCell Therapeutics Corp.
Draft Registration Statement on Form S-1
Submitted: March 12, 2025
CIK No. 0001610820

Ladies and Gentlemen:

This letter is submitted by BriaCell Therapeutics Corp. (the “Company,” “we,” “us,” or “our”), in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Draft Registration Statement on Form S-1, confidentially submitted on March 12, 2025 (the “Draft Registration Statement”), as set forth in the Staff’s letter, dated March 24, 2025 (the “Comment Letter”). The Company is concurrently publicly filing the Registration Statement on Form S-1 (“Registration Statement”), which includes changes to reflect responses to the Staff’s comment and other updates.

For reference purposes, the text of the Comment Letter has been reproduced herein with the response below for the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Registration Statement.

Draft Registration Statement on Form S-1

Cover Page

1.	Please revise the graphics appearing on the inside cover of your prospectus to remove any statements concluding that your product candidates are safe, effective or likely to be approved by the FDA. For example, we note your statements claiming your Bria-IMT candidate has “remarkable clinical efficacy” and “safety & efficacy data similar or superior to approved breast cancer drugs.” We also note your statement claiming “If hazard ratio (HR) is < 0.6... approved!” and the section titled “What does the FDA think?” which both improperly imply you will receive approval of your Bria-IMT candidate. Statements that conclude safety, efficacy or impending FDA approval are improper and premature, as such conclusions are within the sole authority of the FDA and comparable foreign regulators. In your revisions, please also ensure that your graphics accurately represent your current business and do not present only the most favorable aspects of your company. Refer to Question 101.02 of the Compliance and Disclosure Interpretations for Securities Act Forms for further guidance.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page.

We hope that the Company’s response above adequately addresses the Staff’s comments. If the Staff has any questions or requires any additional information, please do not hesitate to contact Christian Lichtenberger at Sichenzia Ross Ference Carmel LLP at (646) 810-0591 or clichtenberger@srfc.law.

Very truly yours,

/s/ William V. Williams
William V. Williams Chief Executive Officer